UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
 Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
 Taunusanlage 12
 60325 Frankfurt am Main
 Germany
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note
This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.
Exhibit 99.1 English Translation of Articles of Association of Deutsche Bank AG in conformity with the resolutions of the General Meeting on May 27, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:            July 27, 2021
By:	/s/ Brigitte Bomm
Name:	Brigitte Bomm
Title:	Managing Director

By:	/s/ Joseph C. Kopec
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel